Filed Pursuant to Rule 424(b)(3)

Registration No. 333-235766

Prospectus Supplement No. 1

(To Prospectus dated October 16, 2020)

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF MONOCLE ACQUISITION CORPORATION
AND
PROSPECTUS FOR 40,247,500 SHARES OF COMMON STOCK AND 17,967,500 WARRANTS TO
PURCHASE COMMON STOCK
OF
MONOCLE HOLDINGS INC.
(TO BE RENAMED AERSALE CORPORATION)

This is Prospectus Supplement No. 1 (this “Prospectus Supplement”) to our Prospectus, dated October 16, 2020 (the “Prospectus”), relating to our Special Meeting for the purpose of voting on Monocle’s proposed Business Combination with AerSale. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement No. 1 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 19, 2020.

The information contained in this Prospectus Supplement updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Whether or not you plan to attend the Special Meeting, we urge all of Monocle’s stockholders to read the Prospectus, including the Annexes and the accompanying financial statements of Monocle and AerSale, carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 54 of the Prospectus.

The Board has unanimously approved and adopted the Merger Agreement and unanimously recommends that our stockholders vote “FOR” all of the proposals presented to Monocle stockholders at the Special Meeting. When you consider the Board recommendation of these proposals, you should keep in mind that directors and officers of Monocle have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in the Prospectus.

Pursuant to the Monocle Charter, Monocle’s public stockholders have redemption rights in connection with the Business Combination. In order to redeem their shares of common stock for cash, Monocle’s public stockholders must (i) (a) hold public shares or (b) hold public shares through units and elect to separate their units into the underlying public shares and public warrants prior to exercising their redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m., Eastern Time, on November 2, 2020, (a) submit a written request to Continental Stock Transfer & Trust Company, Monocle’s transfer agent, that Monocle redeem their public shares for cash and (b) deliver their public shares to the Transfer Agent, physically or electronically through Depository Trust Company. Monocle public stockholders should carefully refer to the Prospectus for the requirements and procedures of redemption.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is October 19, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 19, 2020

MONOCLE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38801	82-1751907
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lexington Avenue, Suite 1501

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 446-6981

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	MNCLU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	MNCL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	MNCLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company. ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission by Monocle Acquisition Corporation (“Monocle”), on September 8, 2020, Monocle entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties”), AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership (“Leonard Green”).

On October 19, 2020, Monocle and AerSale issued a joint press release regarding AerSale’s financial outlook. A copy of the press release is filed as Exhibit 99.1 hereto.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, NewCo has filed a prospectus, which includes a definitive proxy statement of Monocle. Monocle will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. MONOCLE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AERSALE, MONOCLE AND THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Monocle as of a record date of September 28, 2020 for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Monocle and AerSale and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Monocle’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Monocle’s directors and officers in Monocle’s filings with the SEC, including Monocle’s Form S-1 registration statement, which was declared effective by the SEC on February 6, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Monocle’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the registration statement that the parties intend to file with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (4) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated October 19, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOCLE ACQUISITION CORPORATION

	By:	/s/ Eric J. Zahler
Name: Eric J. Zahler
Title: President and Chief Executive Officer

Dated: October 19, 2020

Exhibit 99.1

MONOCLE ACQUISITION CORPORATION EXPECTS AERSALE TO EXCEED
PREVIOUSLY ISSUED 2020 AND 2021 FORECASTS

AERSALE DISCLOSES STRONG PRELIMINARY NINE MONTH RESULTS

Monocle Acquisition Corporation (“Monocle”) (NASDAQ: MNCL), a public investment vehicle, announced today that its merger partner, AerSale Corp. (“AerSale”), an integrated, diversified global leader in aviation aftermarket products and services, has increased its financial outlook for 2020 and 2021. Following a strong third quarter and improving outlook, the Company now expects Pro Forma Adjusted EBITDA for 2020 to be in the range of $48 million to $52 million and 2021 Pro Forma Adjusted EBITDA to exceed $53.9 million. The following table presents AerSale’s previously disclosed and current outlook:

	Previous	Current
2020F PF Adjusted EBITDA	$41.7 million	$48 to $52 million
2021F PF Adjusted EBITDA	$53.9 million	Exceed $53.9 million

AerSale’s current outlook reflects:

•	Preliminary results for the third quarter of 2020, resulting in PF Adjusted EBITDA of at least $43 million for the nine months ended September 30, 2020;
•	An increase in activity in its Asset Management Solutions segment;

•	Strong demand for its on-airport MRO services;

•	Strength of accelerating demand in cargo and E-Commerce markets; and

•	Increased requests for passenger to freighter conversions and other TechOps products and services.

AerSale’s current outlook does not reflect any additional revenues from its recently announced purchase of 24 Boeing 757-200 aircraft during the balance of 2020. AerSale has received strong interest from air cargo and passenger aircraft operators to monetize these assets to their “highest and best use.”

Eric Zahler, President and Chief Executive Officer of Monocle Acquisition Corp said “We are enthusiastic about AerSale’s preliminary results for the first nine months of 2020 which exceeded our previous outlook for all of 2020. In addition, AerSale is expected to exceed the prior outlook of $53.9 million of adjusted EBITDA for 2021. We will further update the investment community on more specific 2021 expectations at the appropriate time. We are impressed by AerSale‘s ability to create shareholder value as it remains well positioned for continued long-term growth.”

Nicolas Finazzo, Chairman and Chief Executive Officer of AerSale added, “Our financial performance is the result of the multi-dimensional and fully-integrated business model we spent the last decade building. Post-COVID, we made adjustments to our overall staffing and continued to invest by adding employees to the business units experiencing the greatest demand, increasing our overall fulltime employee count from 709 to 882 employees today. The diversity of our revenue sources has created a counter-cyclical hedge, enabling AerSale to thrive in a challenging commercial aviation market. We are perfectly configured to weather a prolonged industry downturn and outperform in a recovery.”

AerSale and Monocle will participate in a webinar hosted by SPACInsider on October 20, 2020 at 2:00 p.m. ET. Attending from AerSale are Chairman and Chief Executive Officer Nicolas Finazzo, Chief Financial Officer Martin Garmendia, along with Monocle President and Chief Executive Officer Eric Zahler. The webinar for this event can be accessed at: https://zoom.us/webinar/register/9716002138660/WN_hy6D8UVpTxSr46EtcPCoOA.

About Monocle Acquisition Corporation

Monocle Acquisition Corporation is a public investment vehicle formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses with a focus in the aerospace and defense sectors.

About AerSale

AerSale serves a diverse customer base operating large jets manufactured by Boeing, Airbus and McDonnell Douglas and is dedicated to providing integrated aftermarket services and products designed to help aircraft owners and operators to realize significant savings in the operation, maintenance and monetization of their aircraft, engines, and components. AerSale’s offerings include: Aircraft & Component MRO, Aircraft and Engine Sales and Leasing, Used Serviceable Material sales, and internally developed ‘Engineered Solutions’ to enhance aircraft performance, operating economics and satisfy FAA mandates (e.g. AerSafe™, AerTrak™, and now AerAware™).

Monocle Acquisition Corporation (Nasdaq: MNCL) expects to complete its business combination with AerSale in the fourth quarter of 2020.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the consummation of the transactions described in this press release (the “Business Combination”), the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on the aviation industry and the aviation aftermarket industry generally, and on AerSale’s business in particular; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) or could otherwise cause the Business Combination to fail to close; (3) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (4) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

Non-GAAP Financial Measures

This press release includes projected non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin on a pro forma basis. AerSale defines Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), management fees, the airline settlement and one-time adjustments and non-recurring items. AerSale defines Adjusted EBITDA on a pro forma basis as Adjusted EBITDA after giving effect to normalized Avborne EBITDA, normalized Qwest EBITDA and estimated public company costs.

Monocle and AerSale believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AerSale’s financial condition and results of operations. AerSale’s management uses certain of these non-GAAP measures to compare AerSale’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. These non-GAAP measures should not be construed as an alternative to net income or net income margin as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

A reconciliation of non-GAAP forward looking information to their corresponding GAAP measures has not been provided due to the lack of predictability regarding the various reconciling items such as provision for income taxes and depreciation and amortization, which are expected to have a material impact on these measures and are out of AerSale and Monocle’s control or cannot be reasonably predicted without unreasonable efforts. You should review AerSale’s audited financial statements, which are included in the proxy statement/prospectus to be delivered to Monocle’s stockholders, and not rely on any single financial measure to evaluate AerSale’s business. Other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin on a pro forma basis differently, and therefore AerSale’s Adjusted EBITDA, Adjusted EBITDA margin on a pro forma basis and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Additional Information About the Transaction and Where to Find it

In connection with the Business Combination, Monocle Holdings Inc., the newly formed holding company that will become the parent of Monocle and AerSale at the closing of the Business Combination, filed with the SEC on October 15, 2020 a prospectus which included a definitive proxy statement/prospectus of Monocle. The definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Monocle as of a record date of September 28, 2020 for voting on the Business Combination. You are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Monocle, AerSale and the Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022.

Participants in the Solicitation

Monocle and its directors and executive officers may be deemed participants in the solicitation of proxies from Monocle’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Monocle is contained in Monocle’s definitive proxy statement, filed with the SEC on October 15, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022. AerSale and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of AerSale in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination have been included in the definitive proxy statement/prospectus for the Business Combination.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Monocle or AerSale or any of Monocle’s or AerSale’s affiliates, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The press release is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources.

Media Contacts:

For more information about AerSale, please visit our website: www.AerSale.com

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AerSale Investor Contact:

Email: AerSaleIR@icrinc.com

For Monocle Acquisition Corporation

Mark Semer / Nicholas Capuano

Kekst CNC

(212) 521-4800